UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 15

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R109

(CUSIP Number)

Cindy Reiners
Grand Financial Holding S.A.
Boulevard Royal 11
Luxembourg L-2449
(352) 466 3941

with a copy to:

Pavel Kulikov
OOO Alfa-Eco
21 Novy Arbat
119992 Moscow, Russia
7 (095) 202 8364

and a copy to:

Vladimir Lechtman, Esq.
Jones Day
51 Louisiana Avenue, N.W.
Washington, D.C. 20001
(202) 879-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 68370R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GRAND FINANCIAL HOLDING S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof.

CUSIP No. 68370R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GRAND FINANCIAL GROUP LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization BRITISH VIRGIN ISLANDS

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof.

CUSIP No. 68370R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CONTINENTAL HOLDING FOUNDATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization LIECHTENSTEIN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock

14.	Type of Reporting Person (See Instructions) OO, HC

*  See Items 5 and 6 hereof.

CUSIP No. 68370R109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLEB FETISOV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization RUSSIA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0% of Common Stock

14.	Type of Reporting Person (See Instructions) IN

*  See Items 5 and 6 hereof.

Introductory Statement

This Amendment No. 5 to the Statement on Schedule 13D (this “Amendment”) relates to shares of common stock, 0.005 rubles nominal value (the “Common Stock”), of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company.  This Amendment No. 5 amends and supplements the initial Statement on Schedule 13D, dated February 11, 2002; Amendment No. 1 thereto, dated June 5, 2002; Amendment No. 2 thereto, dated November 27, 2002; Amendment No. 3 thereto, dated June 30, 2003; and Amendment No. 4 thereto, dated September 4, 2003 (collectively, the “Initial Statement” and together with the Amendment, the “Statement”), filed by the Reporting Persons (as defined herein).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On August 19, 2004, Eco Holdings Limited (“Eco Holdings”) transferred 100% of its interests in Eco Telecom Limited (“Eco Telecom”) to Alfa Telecom Limited (“Alfa Telecom”) in exchange for a cash payment and the forgiveness of certain debt.  Subsequent to such transfer, Eco Holdings distributed a dividend to its shareholders, including Grand Financial Holding S.A. (“Grand Financial Holding”), in an aggregate amount equal to the cash component of the consideration received by Eco Holdings from Alfa Telecom for such transfer.  The shareholders of Eco Holdings, including Grand Financial Holding, have used such dividend received from Eco Holdings to subscribe for shares in Alfa Telecom (such transfer, dividend distribution and share subscription transactions, collectively, the “Transaction”).  Grand Financial Holding does not have blocking power with respect to matters affecting the management and policies of Alfa Telecom, whether in its capacity as shareholder of Alfa Telecom or otherwise, similar to that which it has as a shareholder of Eco Holdings.  Therefore, and as a result of the Transaction, the Reporting Persons no longer are the beneficial owners of, and no longer have shared or sole power to direct the voting or disposition of, the Common Stock held for the account of Eco Telecom.

The Initial Statement is hereby amended as follows.  Any statement contained in the Initial Statement shall be deemed to be modified or superceded for purposes of the Statement to the extent that a statement contained in this Amendment modifies or supercedes such statement therein.

Item 2.	Identity and Background

This Statement is being filed jointly by each of the persons listed below (collectively, the “Reporting Persons”), and relates to the Common Stock held for the account of Eco Telecom.  The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 to the original Statement on Schedule 13D, dated February 11, 2002, filed by the Reporting Persons.

The Reporting Persons
	(i)	Grand Financial Holding S.A.;

	(ii)	Grand Financial Group Ltd.;
	(iii)	Continental Holding Foundation; and
	(iv)	Gleb Fetisov.

Grand Financial Holding is a Luxembourg company with its principal business address at Boulevard Royal 11, Luxembourg L-2449.  The principal business of Grand Financial Holding is to function as a holding company.  Grand Financial Holding owns a minority interest in both of Eco Holdings and Alfa Telecom.

Grand Financial Group Ltd. is a British Virgin Islands company with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein.  The principal business of Grand Financial Group Ltd. is to function as a holding company.  In addition, Grand Financial Group Ltd. also engages in trading and investment management and provides consulting services.  Grand Financial Group Ltd. is the majority owner of Grand Financial Holding.

Continental Holding Foundation is a Liechtenstein foundation with its principal business address at Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Principality of Liechtenstein.  The principal business of Continental Holding Foundation is investment and management of the assets and capital of the foundation for the benefit of Gleb Fetisov.  Continental Holding Foundation is the sole owner of Grand Financial Group Ltd.

Gleb Fetisov, a Russian citizen whose business address is Pozharsky per., 11-6, Moscow, Russia, is the sole beneficiary of Continental Holding Foundation.  Gleb Fetisov’s principal occupation is serving as a Member of the Russian Federation Council.

Current information concerning the identity and background of the directors and officers of each of the Reporting Persons, as applicable, is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he or she is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer
The information set forth in Items 4 and 6 of the Statement is hereby incorporated by reference into this Item 5. Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)              As described in the Introductory Statement to this Amendment, which is incorporated by reference in response to this Item 5, following the completion of the Transaction, the Reporting Persons no longer are the beneficial owners of, and no longer have shared or sole power to direct the voting or disposition of, the Common Stock held for the account of Eco Telecom.  To the best of the Reporting Persons’ knowledge, none of the persons named in Item 2 beneficially owns any Common Stock.

(c)           To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

(d) Not applicable.
(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock as of August 19, 2004.

Item 7.	Material to Be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	August 19, 2004	GRAND FINANCIAL HOLDING S.A.

		By:	/s/ Pavel Kulikov
		Name:	Pavel Kulikov
		Title:	Attorney-in-Fact

Date:	August 19, 2004	GRAND FINANCIAL GROUP LTD.

		By:	/s/ Pavel Kulikov
		Name:	Pavel Kulikov
		Title:	Attorney-in-Fact

Date:	August 19, 2004	CONTINENTAL HOLDING FOUNDATION

		By:	/s/ Pavel Kulikov
		Name:	Pavel Kulikov
		Title:	Attorney-in-Fact

Date:	August 19, 2004	GLEB FETISOV

		By:	/s/ Pavel Kulikov
		Name:	Pavel Kulikov
		Title:	Attorney-in-Fact

ANNEX A

Directors and Officers Grand Financial Holding S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11, Boulevard Royale, L-2449 Luxembourg

Cindy Reiners, Director (Luxembourg)	Director, Grand Financial Holding S.A.	11, Boulevard Royale, L-2449 Luxembourg

Alexander V. Kolonin, Director (Russia)	Director, Grand Financial Holding S.A.	13/3 Sadovaya-Chernogryazskaya, 105064 Moscow, Russia

Directors and Officers of Grand Financial Group

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holding S.A.	11, Boulevard Royale, L-2449 Luxembourg

Irene G. Spoerry, Director (Switzerland)	Managing Director, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre, 29 Theklas Lyssioti Street, PO Box 57398, 3315 Limassol, Cyprus

Petros Livanios, Director (Cyprus)	Financial Controller, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre, 29 Theklas Lyssioti Street, PO Box 58184, 3731 Limassol, Cyprus

Directors and Officers of Continental Holding Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holding S.A.	11, Boulevard Royale, L-2449 Luxembourg

Martin Gstoehl, Member of Foundation Council (Liechtenstein)	Attorney; Director, JuraTrust (a Liechtenstein Trust Company)	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Liechtenstein

Dr. iur. E. Michael Feichtinger, Member of Foundation Council (Austria)	Director, JuraTrust (a Liechtenstein Trust Company)	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Liechtenstein

EXHIBIT INDEX

Exhibit 24.1

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Holding S.A., incorporated by reference to Exhibit 24.1 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.2

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Group Ltd., incorporated by reference to Exhibit 24.2 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.3

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Continental Holding Foundation, incorporated by reference to Exhibit 24.3 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.4

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Gleb Fetisov, incorporated by reference to Exhibit 24.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.